SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

                                 Amendment No. 2

                            Mattson Technology, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, Par Value $0.001 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    57723100
--------------------------------------------------------------------------------
                                (CUSIP Number)


                                  Andreas Neipp
                          VP Planning and Coordination
                           STEAG Electronic Systems AG
                           Ruettenscheider Strasse 1-3
                              45128 Essen, Germany
                               011-49-201-801-2215
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                    Copy to:

                              Marc R. Packer, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                              525 University Avenue
                               Palo Alto, CA 94301
                                  650-470-4500

                                February 11, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------------------                       ----------------------------------------------
CUSIP No.        57723100                                               Page      2          of      20     Pages
          --------------------------------                                   ---------------    -----------
-------------------------------------------------                       ----------------------------------------------

---------- -----------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           STEAG Electronic Systems AG
---------- -----------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                                 (a)  / /
                                                                                                               (b)  / /
---------- -----------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

---------- -----------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

---------- -----------------------------------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     / /

---------- -----------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Germany
---------- -----------------------------------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             9,423,644
      SHARES
                    -------- -----------------------------------------------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
                             0
     OWNED BY
                    -------- -----------------------------------------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH
                             9,423,644
    REPORTING
                    -------- -----------------------------------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON
                             0
       WITH
---------- -----------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,423,644 (see Item 5)
---------- -----------------------------------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)                   / /

---------- -----------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           19.2% (see Item 5)
---------- -----------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           CO
---------- -----------------------------------------------------------------------------------------------------------

                                                   SCHEDULE 13D

-------------------------------------------------                       ----------------------------------------------
CUSIP No.        57723100                                               Page      3          of      20     Pages
          --------------------------------                                   ---------------    -----------
-------------------------------------------------                       ----------------------------------------------

---------- -----------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           STEAG AG
---------- -----------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                                 (a) / /
                                                                                                               (b) / /
---------- -----------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

---------- -----------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)


---------- -----------------------------------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     / /

---------- -----------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Germany
---------- -----------------------------------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             9,423,644
      SHARES
                    -------- -----------------------------------------------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
                             0
     OWNED BY
                    -------- -----------------------------------------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH
                             9,423,644
    REPORTING
                    -------- -----------------------------------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON
                             0
       WITH
---------- -----------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,423,644 (see Item 5)
---------- -----------------------------------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)                     / /

---------- -----------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           19.2% (see Item 5)
---------- -----------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           CO
---------- -----------------------------------------------------------------------------------------------------------

                                                   SCHEDULE 13D

-------------------------------------------------                       ----------------------------------------------
CUSIP No.        57723100                                               Page      4          of      20     Pages
          --------------------------------                                   ---------------    -----------
-------------------------------------------------                       ----------------------------------------------

---------- -----------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           RAG Aktiengesellschaft
---------- -----------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                               (a)   / /
                                                                                                             (b)   / /
---------- -----------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

---------- -----------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)


---------- -----------------------------------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     / /

---------- -----------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Germany
---------- -----------------------------------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             9,423,644
      SHARES
                    -------- -----------------------------------------------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
                             0
     OWNED BY
                    -------- -----------------------------------------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH
                             9,423,644
    REPORTING
                    -------- -----------------------------------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON
                             0
       WITH
---------- -----------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,423,644 (see Item 5)
---------- -----------------------------------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)                    / /

---------- -----------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           19.2% (see Item 5)
---------- -----------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           CO
---------- -----------------------------------------------------------------------------------------------------------


         This Amendment No. 2 to Schedule 13D (this "Amendment") is being filed pursuant to Rule 13d-2(a) of the Rules and Regulations promulgated under the Securities and Exchange Act of 1934, as amended, to amend and supplement the statement on Schedule 13D filed on January 11, 2001, by STEAG Electronic Systems AG ("SES") and STEAG AG ("STEAG"), as amended and supplemented by Amendment No. 1, filed on May 8, 2002 by SES, STEAG and RAG Aktiengesellschaft ("RAG") (the "Amended Statement"), with respect to the common stock, par value $0.001 per share (the "Mattson Stock"), of Mattson Technology, Inc., a Delaware corporation ("Mattson").

         The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

Item 2.     Identity and Background.

         Paragraph (f) of Item 2 of the Amended Statement shall be amended and restated as follows:

         (f) The name, citizenship, business address, principal occupation or employment and certain other information relating to the executive officers and directors of each of SES, STEAG and RAG are set forth on Schedule A attached hereto and incorporated by reference herein.

Item 4.       Purpose of Transaction.

         Item 4 of the Amended Statement is hereby amended and supplemented by adding the following language thereto:

         On October 15, 2003, SES and Semiconductor Advisors LLC ("Semiconductor") entered into a financial advisory agreement (the "Financial Advisory Agreement") pursuant to which Semiconductor agreed to provide certain financial advisory services related to the sale of SES's Mattson Stock (the "Financial Services"). Under the terms on the Financial Advisory Agreement, SES will pay Semiconductor certain monthly fees plus expenses related to the Financial Services. In addition, SES agreed to make certain commission payments to Semiconductor based on a percentage of the value of Mattson Stock that Semiconductor assists SES in selling through public offerings, private agreements and open market transactions. The Financial Advisory Agreement is scheduled to terminate upon the earlier of (i) the completion of the Financial Services; or (ii) March 15, 2005. The description of the Financial Advisory Agreement does not purport to be complete and is qualified in its entirety by reference to such document, a copy of which is attached hereto as Exhibit 8 and is incorporated by reference herein.

         On December 23, 2003, Mattson filed a Form S-3 shelf registration statement with the SEC (the "Shelf Registration Statement"), which covered the future sales of (i) up to $100,000,000 of Mattson Stock and other securities owned by Mattson; and (ii) up to 5.9 million shares of Mattson Stock owned by SES. Also on December 23, 2003, Mattson issued a press release (the "December 23, 2003 Press Release") announcing the filing of the Shelf Registration

Statement. The December 23, 2003 Press Release included a statement that SES intends to gradually reduce its ownership stake in Mattson and that Semiconductor is advising SES with regard to the reduction of its ownership position in Mattson. A copy of the December 23, 2003 Press Release is attached hereto as Exhibit 9 and is incorporated by reference herein.

         The Shelf Registration Statement became effective on January 9, 2004.

         On February 11, 2004, Mattson and SES entered into an underwriting agreement (the "Underwriting Agreement") with J.P. Morgan Securities Inc., and Citigroup Global Markets Inc. as representatives of the underwriters named therein (the "Underwriters"), whereby each of Mattson and SES agreed to sell 3,750,000 shares (7,500,000 shares in the aggregate) of Mattson Stock to the Underwriters at a purchase price of $10.925 per share (the "Stock Sale") pursuant to the Shelf Registration Statement including the prospectus relating to the Mattson Stock, as supplemented on February 11, 2004 (the "Prospectus"). The Stock Sale is expected to close on February 17, 2004. The Stock Sale will result in net proceeds to SES of approximately $41,000,000, before expenses. Pursuant to the terms of the Underwriting Agreement, the Underwriters have the option to acquire up to an additional 562,500 shares of Mattson Stock at a price of $10.925 per share from each of Mattson and SES to cover over-allotments (the "Over-Allotment Option"). If the Underwriters exercise the Over-Allotment Option in full, the net proceeds to SES will increase to approximately $47,000,000, before expenses. The Over-Allotment Option is exercisable within 30 days after the date of the Underwriting Agreement. The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to such document, a copy of which is attached hereto as
Exhibit 10 and is incorporated by reference herein.

Item 5.       Interest in Securities of the Issuer.

         Item 5 of the Amended Statement is hereby amended and restated to read in its entirety as follows:

         (a) SES, STEAG and RAG each beneficially owns 9,423,644 shares of Mattson Stock, which represents approximately 19.2% of the outstanding shares of Mattson Stock based on an aggregate of 49,200,825 shares reported to be outstanding on February 11, 2004 in the Prospectus, dated February 11, 2004. If the underwriters exercise the Over-Allotment Option in full, then the number of outstanding shares of Mattson Stock will increase by 562,500 shares to 50,888,325 shares, and the number of shares of Mattson Stock that SES, STEAG and RAG each beneficially own will decrease by 562,500 shares to 8,861,144 shares, which will then represent approximately 17.4% of the 50,888,325 outstanding shares of Mattson Stock.

         Mr. Werner Brust-Haas, a member of the Supervisory Board of SES, has informed SES that he beneficially owns 185 shares of Mattson Stock, representing less than 1% of the outstanding shares of Mattson Stock, based on the number of outstanding shares of Mattson Stock referenced above.

         Dr. Jochen Melchior, Chairman of the Management Board of STEAG and Chairman of the Supervisory Board of SES, has informed STEAG and SES that he holds options to purchase 65,000 shares of Mattson Stock, of which options to acquire 30,750 shares are currently vested and exercisable. Accordingly, Dr.

Melchior beneficially owns 30,750 shares of Mattson Stock, representing less than 1% of the outstanding shares of Mattson Stock, based on the number of outstanding shares of Mattson Stock referenced above.

         Except as described in this Amendment, none of SES, STEAG, RAG nor, to the best knowledge of each of SES, STEAG and RAG, any of the individuals referred to in Schedule A, beneficially owns any Mattson Stock or securities convertible into Mattson Stock.

         (b) SES (directly) and STEAG and RAG (each, indirectly) each has the sole power to vote and dispose of 9,423,644 shares of Mattson Stock. If the underwriters exercise the Over-Allotment Option in full, then SES (directly) and STEAG and RAG (each, indirectly) each will have sole power to vote and dispose of 8,861,144 shares of Mattson Stock.

         Mr. Brust-Haas has informed SES that he has the sole power to vote and dispose of 185 shares of Mattson Stock.

         Dr. Melchior has the sole power to vote and dispose of 30,750 shares of Mattson Stock, which he has the right to acquire pursuant to options that are currently exercisable.

         (c) The information set forth or incorporated by reference in Item 4 of this Amendment is incorporated by reference herein. Except as described in this Amendment, none of SES, STEAG, RAG nor, to the best knowledge of each of SES, STEAG and RAG, any of the individuals referred to in Schedule A, has effected any transaction in Mattson Stock during the 60 days preceding the date of this Amendment.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Item 6 of the Amended Statement is hereby amended and supplemented by incorporating by reference herein the information set forth or incorporated by reference in Items 4 and 5 of this Amendment and by adding the following language thereto:

         As a result of the Stock Sale, SES' beneficial ownership of Mattson Stock constitutes less than 20% of the outstanding Mattson Stock. As such, all rights, remedies, obligations and liabilities of the parties to the Stockholder Agreement, by and between Mattson and SES, dated as of December 15, 2000, as amended as of November 5, 2001 (the "Amended Stockholder Agreement"), have terminated, except for the right of SES to include its shares of Mattson Stock in a registration of common stock effected by Mattson under the Securities Act and to request registration of its shares of Mattson Stock on Form S-3 under the Securities Act once every 12 months, subject to customary provisions regarding expenses, indemnification, reporting under the Securities Exchange Act of 1934, as amended, assignment, market "stand-off" agreements, termination of registration rights and limitations on subsequent registration rights.

Item 7.           Material to be filed as Exhibits.


                  Item 7 of the Amended Statement is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit 8 Financial Advisory Agreement, dated October 15, 2003, by and between STEAG Electronic Systems Aktiengesellschaft and Semiconductor Advisors LLC.

Exhibit 9         Mattson Press Release, dated December 23, 2003.

Exhibit 10 Underwriting Agreement among Mattson Technology, Inc., STEAG Electronics Systems AG, J.P. Morgan Securities, Inc. and Citigroup Global Markets Inc. as representatives of the several underwriters.

                               SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2004            STEAG Electronic Systems AG


                                     By:      /s/ Michael Willems
                                              --------------------------------
                                     Name:    Michael Willems
                                     Title:   Member of Board

                                     By:      /s/ Arnold Gehlen
                                              --------------------------------
                                     Name:    Arnold Gehlen
                                     Title:   Member of Board


                                     STEAG AG

                                     By:      /s/ Michael Willems
                                              --------------------------------
                                     Name:    Michael Willems
                                     Title:   Member of Board


                                     By:      /s/ Daniel Voswinkel
                                              --------------------------------
                                     Name:    Daniel Voswinkel
                                     Title:   General Counsel


                                     RAG Aktiengesellschaft

                                     By:      /s/ Dr. Thomas Kreuder
                                              --------------------------------
                                     Name:    Dr. Thomas Kreuder
                                     Title:   Senior Vice President

                                     By:      Dr. Norbert Schellen
                                              --------------------------------
                                     Name:    Dr. Norbert Schellen
                                     Title:   Legal Counsel

                                   SCHEDULE A

A.       Directors and Executive Officers of RAG.

         The following table sets forth the name, current business or home address, citizenship and present principal occupation of each of the executive officers and directors of RAG. Unless otherwise indicated, each of these individuals are citizens of the Federal Republic of Germany.

    Name and Business or                             Position with RAG and Present Principal
Home Address and Citizenship                                Occupation or Employment

Dr. Norbert Bluem,                                   Member of the Supervisory Board of RAG
Fuchspfad 3                                          AG
53639 Konigswinter                                   Cabinet Secretary (ret.)

Dr. Wulf H. Bernotat                                 Chairman of the Supervisory Board of RAG
E.ON AG                                              AG
E.ON-Platz 1                                         Chairman of the Board of Management and
40479 Dusseldorf                                     Chief Executive Officer of E.ON AG

Prof. Dr. Dr. h.c. Utz-Hellmuth Felcht               Member of the Management Board of RAG
RAG Aktiengesellschaft                               AG
Rellinghauser Strasse 1-11                           Member of the Supervisory Board of STEAG
45128 Essen                                          AG

                                                     Chairman of the Board of Management of
                                                     Degussa AG

Anke Fuchs                                           Member of the Supervisory Board of RAG
Deutscher Bundestag                                  AG
Platz der Republik                                   Vice President of the German Federal
11011 Berlin                                         Parliament (ret.)
Germany

Norbert Formanski                                    Member of the Supervisory Board of RAG
Heinrich-Obenhaus-Strasse 11                         AG
45701 Herten                                         Chairman of Works Council of the Lippe
Germany                                              Mine

    Name and Business or                             Position with RAG and Present Principal
Home Address and Citizenship                                Occupation or Employment

Dr. Hans Michael Gaul                                Member of the Supervisory Board of RAG
E.ON AG                                              AG
E.ON-Platz 1                                         Member of the Supervisory Board of STEAG
40479 Duesseldorf                                    AG
Germany                                              Member of the Management Board of E.ON
                                                     AG

Fritz Kollorz                                        Deputy Chairman of the Supervisory Board of
Indsutriegewerkschaft Bergbau, Chemie,               RAG AG
Energie                                              Deputy Chairman of the Supervisory Board of
Koenigsworther Platz 6                               STEAG AG
30167 Hannover                                       Member of the Executive Main Board of the
Germany                                              IG BCE

Dr. Manfred Krueper                                  Member of the Supervisory Board of RAG
E.ON AG                                              AG
E.ON-Platz 1                                         Member of the Management Board of E.ON
40479 Duesseldorf                                    AG
Germany

Friedhelm Ost                                        Member of the Supervisory Board RAG AG
Reitersdorfer Strasse 6                              Under Secretary (ret.)
53604 Bad Honnef
Germany

Dr. Gert Maichel                                     Deputy Chairman of the Supervisory Board of
RWE AG                                               RAG AG
Huyssenallee 2                                       Member of the Management Board of RWE
45128 Essen                                          AG
Germany

Prof. h.c.(CHN) Dr. Ulrich Middelmann                Member of the Supervisory Board of RAG
Thyssen Krupp AG                                     AG
August-Thyssen-Strasse1                              Deputy Chairman of the Management Board
40211 Duesseldorf                                    of ThyssenKrupp AG
Germany

Dr. Werner Muller                                    Chairman of the Management Board of RAG
RAG Aktiengesellschaft                               AG
Rellinghauser Strasse 1-11                           Chairman of the Supervisory Board of
45128 Essen                                          STEAG AG

    Name and Business or                             Position with RAG and Present Principal
Home Address and Citizenship                                Occupation or Employment

Ludwig Ladzinski                                     Member of the Supervisory Board of RAG
Deutsche Steinkohle AG                               AG
Horsthofstrasse 10                                   Chairman of the General Works Council of
46244 Bottrop                                        Deutsche Steinkohle AG
Germany

Harry Laufer                                         Member of the Supervisory Board of RAG
Bergwerk Warndt/Luisenthal                           AG
Am Alten Schacht 15                                  Chairman of the Works Council of the
66773 Schwalbach                                     Warndt/Liusenthal Mine
Germany

Dr. Friedel Neuber                                   Member of the Supervisory Board of RAG
Albertusbogen                                        AG
Heerdter Lohweg 35                                   Chairman of the Supervisory Board of RWE
40549 Dusseldorf                                     AG

Heinz Putzhammer                                     Member of the Supervisory Board of RAG
Bundesvorstand des Deutschen                         Member of the Federal Executive Board of
Gewerkschaftsbundes                                  The DGB
Henriette-Herz-Platz 2
10178 Berlin

Hans W. Reich                                        Member of the Supervisory Board of RAG
Kreditanstalt fur Wiederaufbau                       AG
Palmengartenstrasse 5-9                              Management Board Spokesman of the
60325 Frankfurt                                      Kreditanstalt fur Wiederaufbau
Germany

Dr. Peter Reinhold Schoerner                         Member of the Management Board of RAG
RAG AG                                               AG
Rellinhauser Strasse 1-11                            Member of the Supervisory Board of STEAG
45128 Essen                                          AG
Germany

Professor Dr. Ekkehard Schulz                        Deputy Chairman of the Supervisory Board of
ThyssenKrupp AG                                      RAG AG
Kaiser-Wilhelm-Strasse 100                           Chairman of the Management Board of
47166 Duisburg                                       ThyssenKrupp AG
Germany

    Name and Business or                             Position with RAG and Present Principal
Home Address and Citizenship                                Occupation or Employment

Hans-Juergen Schneider                               Deputy Chairman of the Supervisory Board of
RAG AG                                               RAG AG
Rellinghauser Strasse 1-11                           Chairman of the Working Group of Works
45128 Essen                                          Councils in the RAG Group
Germany

Dr. Klaus Sturany                                    Member of the Supervisory Board of RAG
RWE AG                                               AG
Opernplatz 1                                         Member of Management Board of RWE AG
45128 Essen
Germany
Citizen of Austria

Klaus-Dieter Suedhofer                               First Deputy Chairman of the Supervisory
IG Bergbau, Chemie, Energie                          Board of RAG AG
Koenigsworther Platz 6                               Deputy Secretary General of IG BCE
30167 Hannover
Germany

Dr. Werner Tegtmeier                                 Member of the Supervisory Board of RAG
Am Park 85                                           AG
53757 St. Augustin-Niederpleis                       Under Secretary(ret.)
Germany

Prof. Dr. Franz-Josef Wodopia                        Member of the Supervisory Board of RAG
Industriegewerkschaft Bergbau,                       AG
Chemie, Energie                                      Member of the Supervisory Board of STEAG
Konigsworther Platz 6                                AG
30167 Hannover                                       Head of the Mining and Energy Industry
                                                     Section of the IG BCE - Mining, Chemical
                                                     and Energy Industrial Union


Ulrich Weber                                         Member of the Management Board of RAG
RAG AG                                               AG
Rellinghauser Strasse 1-11
45128 Essen
Germany

B. Directors and Executive Officers of STEAG.

         The following table sets forth the name, current business or home address, citizenship and present principal occupation of each of the executive officers and directors of STEAG. Each of these individuals are citizens of the Federal Republic of Germany.

                                                     Position with STEAG and Present
Name and Business or Home Address                  Principal Occupation or Employment

Johannes Dreckmann                                   Member of the Supervisory Board of STEAG AG
Kraftwerk Walsum                                     Chairman of the Works Council, Kraftwerk Walsum
Dr.-Wilhelm-Roelen-Strasse 129
47179 Duisberg
Germany

Dr. Hermann Farwick                                  Member of the Supervisory Board of STEAG AG
Kraftwerksbetriebe Voerde                            Power Plant Director, Kraftwerk Voerde
Frankfurter Strasse 430
46562 Voerde
Germany

Prof. Dr. Dr. h.c. Utz-Hellmuth Felcht               Member of the Management Board of RAG AG
RAG Aktiengesellschaft                               Member of the Supervisory Board of STEAG AG
Rellinghauser Strasse 1-11
45128 Essen                                          Chairman of the Board of Management of Degussa AG

Dr. Hans-Michael Gaul                                Member of the Supervisory Board of RAG AG
E.ON AG                                              Member Of the Supervisory Board of STEAG AG
E.ON-Platz 1                                         Member of the Management Board Of E.ON AG
40479 Duesseldorf
Germany

Ursel Gelhorn                                        Member of the Supervisory Board of STEAG AG
STEAG AG                                             Chairwoman of the Works Council
Ruttenscheider Strasse 1-3
45128 Essen
Germany

Dr. Reiner Hagemann                                  Member of the Supervisory Board of STEAG AG
Allianz-Versicherungs AG                             Chairman of the Management Board of Allianz
Koeniginstrasse 28                                   Versicherungs-AG
80802 Muenchen
Germany

                                                     Position with STEAG and Present
Name and Business or Home Address                  Principal Occupation or Employment

Kurt Hay                                             Member of the Supervisory Board of STEAG AG
Industriegewerkschaft Bergbau, Chemie,               District Secretary of IG BCE Union
Energie
Herner Strasse 18
45657 Recklinghausen
Germany

Hermann Huef                                         Member of the Supervisory Board of STEAG AG
Kraftwerk Luenen                                     Chairman of the Works Council of Kraftwerk Luenen
Moltkestrasse 215
44536 Luenen
Germany

Dr. Gerd Jaeger                                      Member of the Supervisory Board of STEAG AG
RWE Power AG                                         Member of the Management Board of RWE Power AG
Huyssenallee 2
45128 Essen
Germany

Dr. Friedrich Janssen                                Member of the Supervisory Board of STEAG AG
Ruhrgas AG                                           Member of the Management Board of Ruhrgas AG
Huttropstrasse 60
45138 Essen
Germany

Dr. Peter Rainer Klaus                               Member of the Supervisory Board of STEAG AG
Kreditanstalt fur Wiederaufbau                       Member of the Management Board of Kreditanstalt fur
Palmengartenstrasse 5-9                              Wiederaufbau
60325 Frankfurt am Main

Fritz Kollorz                                        Deputy Chairman of the Supervisory Board of RAG
Industriegewerkschaft Bergbau, Chemie,               AG
Energie                                              Deputy Chairman of the Supervisory Board of STEAG
Koenigsworther Platz 6                               AG
30167 Hannover                                       Member of the Executive Main Board of the IG BCE
Germany


                                                     Position with STEAG and Present
Name and Business or Home Address                  Principal Occupation or Employment


Dr. Jochen Melchior                                  Chairman of the Management Board of STEAG AG
STEAG AG                                             Chairman of the Supervisory Board of STEAG
Ruttenscheider Strasse 1-3                           Electronic Systems AG
45128 Essen                                          Mattson Technology, Inc., Chairman
Germany                                              Chairman of the Supervisory Board of STEAG
                                                     HamaTech AG
                                                     Chairman of the Supervisory Board of West STEAG
                                                     Partners GmbH
                                                     STEAG microParts GmbH, Chairman
                                                     RAG Saarberg AG, Member of the Board

Dr. Werner Muller                                    Chairman of the Management Board of RAG AG
RAG Aktiengesellschaft                               Chairman of the Supervisory Board of STEAG AG
Rellinghauser Strasse 1-11
45128 Essen

Horst Rohde                                          Member of the Supervisory Board of STEAG AG
Kraftwerk Herne                                      Chairman of the Works Counsel, Kraftwerk Herne
Hertener Strasse 16
44653 Herne

Dr. Johannes Ringel                                  Member of the Supervisory Board of STEAG AG
Asternstr. 22
40668 Meerbusch
Germany

Dr. Peter Reinhold Schorner                          Member of the Management Board RAG AG
RAG Aktiengesellschaft                               Member of the Supervisory Board of STEAG AG
Rellinghauser Strasse 1-11
45128 Essen
Germany

Dr. Heinz Scholtholt                                 Member of the Management Board of STEAG AG
STEAG AG                                             Member of the Supervisory Board of STEAG
Ruttenscheider Strasse 1-3                           Electronic Systems AG
45128 Essen
Germany

                                                     Position with STEAG and Present
Name and Business or Home Address                  Principal Occupation or Employment

Peter Schwarz                                        Member of the Supervisory Board of STEAG AG
STEAG AG                                             Member of the Supervisory Board of STEAG
Ruttenscheider Strasse 1-3                           Electronic Systems AG
45128 Essen                                          Chairman of the Central Works Council
Germany

Hermann Springer                                     Member of the Supervisory Board of STEAG AG
Kraftwerk Bergkamen                                  Chairman of the Works Council of Kraftwerk
Westenhellweg 110                                    Bergkamen
59192 Bergkamen
Germany

Dr. Juergen Stadelhofer                              Member of the Supervisory Board of STEAG AG
RAG Coal International AG                            Chairman of the Management Board of RAG Coal
Rellinghauser Strasse 1-11                           International AG
45128 Essen
Germany

Dr. Joerg Terrahe                                    Member of the Management Board of STEAG AG
STEAG AG                                             Member of the Supervisory Board of STEAG
Ruttenscheider Strasse 1-3                           Electronic Systems AG
45128 Essen
Germany

Michael Willems                                      Member of the Management Board of STEAG AG
STEAG AG                                             Chairman of the Management Board of STEAG
Ruttenscheider Strasse 1-3                           Electronic Systems AG
45128 Essen                                          Member of the Supervisory Board of STEAG
Germany                                              HamaTech AG
                                                     Member of the Supervisory Board of West STEAG
                                                     Partners GmbH
                                                     Member of the Supervisory Board of STEAG
                                                     microParts GmbH

Prof. Dr. Franz-Josef Wodopia                        Member of the Supervisory Board of RAG AG
Industriegewerkschaft Bergbau,                       Member of the Supervisory Board of STEAG AG
Chemie, Energie                                      Head of the Mining and Energy Industry Section of the
Konigsworther Platz 6                                IG BCE - Mining, Chemical and Energy Industrial
30167 Hannover                                       Union
Germany

C.       Directors and Executive Officers of SES

         The following table sets forth the name, current business or home address, citizenship and present principal occupation of each of the executive officers and directors of SES. Each of these individuals are citizens of the Federal Republic of Germany.

                                                     Position with SES and Present
Name and Business or Home Address                  Principal Occupation or Employment

Werner Brust-Haas                                    Member of the Supervisory Board of STEAG
Kellterstrasse 7                                     Electronic Systems AG
74321 Bietigheim-Bissingen
Germany

Arnold-Robert Gehlen                                 Head of Accounting Department of STEAG AG
STEAG AG                                             Member of the Management Board of STEAG
Ruttenscheider Strasse 1-3                           Electronic Systems AG
45128 Essen
Germany

Hans-Peter Knapp                                     Member of the Supervisory Board of STEAG
-See-Strasse 16                                      Electronic Systems AG
76703 Kraichtal
Germany

Carmen-Sylvia Koester                                Member of the Supervisory Board of STEAG
RAG Aktiengesellschaft                               Electronic Systems AG
Rellinghauser Strasse 1-11                           Senior Vice President, Head of Corporate Development
45128 Essen
Germany

Dr. Jochen Melchior                                  Chairman of the Management Board of STEAG AG
STEAG AG                                             Chairman of the Supervisory Board of STEAG
Ruttenscheider Strasse 1-3                           Electronic Systems AG
45128 Essen                                          Mattson Technology, Inc., Chairman
Germany                                              Chairman of the Supervisory Board of STEAG
                                                     HamaTech AG
                                                     West STEAG Partners GmbH, Chairman
                                                     STEAG microParts GmbH, Chairman
                                                     RAG Saarberg AG, Member of the Board

                                                     Position with SES and Present
Name and Business or Home Address                    Principal Occupation or Employment

Dr. Jurgen-Johann Rupp                               Member of the Supervisory Board of STEAG
STEAG AG                                             Electronic Systems AG
Ruttenscheider Strasse 1-3                           Head of Business Development and Strategy of
45128 Essen                                          STEAG AG
                                                     Executive Vice President Power Business Rhein-Ruhr
                                                     of STEAG AG

Peter Schwarz                                        Member of the Supervisory Board of STEAG AG
STEAG AG                                             Member of the Supervisory Board of STEAG
Ruttenscheider Strasse 1-3                           Electronic Systems AG
45128 Essen                                          Chairman of the Central Works Council
Germany

Dr. Heinz Scholtholt                                 Member of the Management Board of STEAG AG
STEAG AG                                             Member of the Supervisory Board of STEAG
Ruttenscheider Strasse 1-3                           Electronic Systems AG
45128 Essen
Germany

Dr. Joerg Terrahe                                    Member of the Management Board of STEAG AG
STEAG AG                                             Member of the Supervisory Board of STEAG
Ruttenscheider Strasse 1-3                           Electronic Systems AG
45128 Essen
Germany

Ernst Wunderlich                                     Member of the Supervisory Board of STEAG
Gabriel-von-Seidl-Strasse 35a                        Electronic Systems AG
82031 Gruenwald
Germany

Michael Willems                                      Member of the Management Board of STEAG AG
STEAG AG                                             Chairman of the Management Board of STEAG
Ruettenscheider Strasse 1-3                          Electronic Systems AG
45128 Essen                                          Member of the Supervisory Board of STEAG
Germany                                              HamaTech AG
                                                     Member of the Supervisory Board of West STEAG
                                                     Partners GmbH
                                                     Member of the Supervisory Board of STEAG
                                                     microParts GmbH


                                  EXHIBIT INDEX

Exhibit
Number            Document

Exhibit 8 Financial Advisory Agreement, dated October 15, 2003, by and between STEAG Electronic Systems Aktiengesellschaft and Semiconductor Advisors LLC.

Exhibit 9         Mattson Press Release, dated December 23, 2003.

Exhibit 10 Underwriting Agreement among Mattson Technology, Inc., STEAG Electronics Systems AG, J.P. Morgan Securities, Inc. and Citigroup Global Markets Inc. as representatives of the several underwriters.